SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2012

and Report on the Review

of Quarterly Information

Report on the review of the quarterly information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2012, comprising the balance sheet as at that date and the statements of operations, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Report on the review of the quarterly information

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2012. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, May 9, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at March 31, 2012

All amounts in thousands of reais

		Parent Company		Consolidated
Assets	Note	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Current assets
Cash and cash equivalents	5	2,495,976	2,224,335	3,303,119	2,986,819
Financial investments	6	286,359	168,979	289,078	170,297
Trade accounts receivable	7	1,345,632	1,097,482	2,424,235	1,843,756
Inventories	8	2,274,285	1,968,509	3,920,944	3,623,522
Taxes recoverable	10	633,618	606,258	1,096,936	1,036,253
Dividends and interest on capital	-	32,700	30,268
Prepaid expenses	-	50,829	60,109	92,959	104,496
Other receivables	13	188,243	162,173	646,958	406,634

		7,307,642	6,318,113	11,774,229	10,171,777

Non-current assets
Financial investments	6	39,269	34,720	39,295	34,752
Trade accounts receivable	7	47,199	49,858	48,336	51,056
Taxes recoverable	10	1,139,089	1,062,974	1,581,659	1,506,247
Deferred income tax and social contribution	20(b)	575,131	415,002	1,463,193	1,237,144
Judicial deposits	11	156,380	151,592	178,964	174,220
Related parties	9	1,658,080	1,624,513	59,327	58,169
Insurance claims	12	235,536	246,357	243,291	252,670
Other receivables	13	150,244	138,265	197,765	182,533
Investments in subsidiaries and jointly-controlled subsidiaries	14	8,150,881	8,062,528
Investment in associates	14	31,012	29,870	31,012	29,870
Other investments	-	6,575	6,575	10,771	10,844
Property, plant and equipment	15	11,948,206	11,665,942	20,997,916	20,628,187
Intangible assets	16	2,241,286	2,248,675	2,985,428	3,016,692

		26,378,888	25,736,871	27,836,957	27,182,384

Total assets		33,686,530	32,054,984	39,611,186	37,354,161

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Balance sheet

at March 31, 2012

All amounts in thousands of reais                                                                                                                                                                                 Continued

		Parent Company		Consolidated
Liabilities and equity	Note	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Current liabilities
Trade payables	-	6,091,084	5,052,757	8,944,232	6,847,340
Borrowings	17	949,827	961,519	1,243,609	1,391,779
Hedge operations	18.2	111,825	82,912	111,980	83,392
Payroll and related charges	-	201,563	155,248	303,241	242,102
Taxes payable	19	219,736	215,924	434,941	329,987
Dividends and interest on capital	-	1,615	1,617	4,825	4,838
Advances from customers	-	16,982	13,935	27,292	19,119
Sundry provisions	21	9,249	18,759	15,773	23,629
Other payables	24	55,401	47,514	171,575	119,402
Related parties	9	96,164	79,790

		7,753,446	6,629,975	11,257,468	9,061,588

Non-current liabilities
Borrowings	17	10,223,842	11,276,196	13,495,616	13,753,033
Debentures	-			17,582	19,102
Hedge operations	18.2	1,374	10,278	1,374	10,278
Taxes payable	19	1,500,321	1,500,584	1,610,901	1,613,179
Related parties	9	2,564,297	1,297,567	36,961	44,833
Long-term incentives	-	15,213	15,213	15,213	15,213
Deferred income tax and social contribution	20(b)	1,077,440	900,716	2,117,716	1,938,971
Pension plans	22	134,506	134,506	149,921	149,575
Provision for losses on subsidiaries	-	88,483	90,990
Advances from customers	23	90,934	77,846	227,592	218,531
Sundry provisions	21	94,913	94,913	301,390	298,094
Other payables	24	247,724	241,412	294,035	280,546

		16,039,047	15,640,221	18,268,301	18,341,355

Equity	26
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		845,998	845,998	845,998	845,998
Revenue reserves		591,307	591,307	591,307	591,307
Other comprehensive income		264,238	315,586	264,238	315,586
Treasury shares		(11,325)	(11,325)	(60,217)	(60,217)
Retained earnings		160,597		160,597

Total attributable to the shareholders of the Company		9,894,037	9,784,788	9,845,145	9,735,896

Non-controlling interest	2.4			240,272	215,322

		9,894,037	9,784,788	10,085,417	9,951,218

Total liabilities and equity		33,686,530	32,054,984	39,611,186	37,354,161

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of operations for the period

at March 31, 2012

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company		Consolidated
	Note	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Net sales revenue	28	4,574,694	4,077,822	8,232,429	7,388,088
Cost of products sold	-	(4,146,710)	(3,460,794)	(7,599,568)	(6,390,213)

Gross profit		427,984	617,028	632,861	997,875

Income (expenses)
Selling	-	(49,384)	(37,745)	(98,722)	(82,831)
Distribution	-	(90,322)	(79,116)	(129,998)	(119,673)
General and administrative	-	(153,457)	(171,958)	(255,519)	(262,881)
Research and development	-	(18,160)	(12,653)	(24,446)	(19,627)
Results from equity investments	14(c)	137,230	73,665	(2,099)	5,465
Other operating income (expenses), net	30	(32,398)	4,376	192,734	(12,456)

Operating profit		221,493	393,597	314,811	505,872

Financial results	31
Financial expenses	-	(69,577)	(90,773)	(193,979)	(135,254)
Financial income	-	12,930	112,587	89,836	78,297

		(56,647)	21,814	(104,143)	(56,957)

Profit before income tax and
social contribution		164,846	415,411	210,668	448,915

Current income tax and social contribution	20(a)		(21,835)	(102,044)	(68,703)
Deferred income tax and social contribution	20(a)	(11,288)	(85,350)	43,573	(75,233)
		(11,288)	(107,185)	(58,471)	(143,936)

Profit for the period		153,558	308,226	152,197	304,979

Attributable to:
Company's shareholders				153,558	308,226
Non-controlling interest	2.4			(1,361)	(3,247)

				152,197	304,979

Earnings per share attributable to the shareholders of the Company
at the end of the period (R$)	27
Basic earnings per share - common					0.2632
Basic earnings per share - preferred				0.4439	0.6040
Diluted earnings per share - common					0.2635
Diluted earnings per share - preferred				0.4443	0.6042

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of comprehensive income

at March 31, 2012

All amounts in thousands of reais

		Parent Company		Consolidated
	Note	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Profit for the period		153,558	308,226	152,197	304,979

Other comprehensive income or loss:
Cash flow hedge	18.2.2	15,613	12,537	15,613	12,537
Foreign currency translation adjustment	14(b)	(55,631)	(2,228)	(49,444)	(2,228)
Income tax and social contribution related to	0
components of comprehensive income	18.2.2	(5,309)	(1,551)	(5,309)	(1,551)

Total other comprehensive income or loss		(45,327)	8,758	(39,140)	8,758

Total comprehensive income or loss for the period		108,231	316,984	113,057	313,737

Attributable to:
Company's shareholders				108,231	316,984
Non-controlling interest				4,826	(3,247)

				113,057	313,737

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

										Parent Company
				Revenue reserves
						Unrealized	Additional	Other			Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Retained	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	earnings	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)		10,439,099

Comprehensive income for the period:
Profit for the period	0									308,226	308,226
Fair value of cash flow hedge, net of taxes	0							10,986			10,986
Foreign currency translation adjustment	0							(2,228)			(2,228)
								8,758		308,226	316,984

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								22,779			22,779
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(6,809)		6,809
								15,970		6,809	22,779
Contributions and distributions to shareholders:
Repurchase of treasury shares	0								(946)		(946)
									(946)		(946)

At March 31, 2011		8,043,222	845,998	87,710	5,347	995,505	250,346	246,078	(11,325)	315,035	10,777,916

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)		9,784,788

Comprehensive income for the period:
Profit for the period	0									153,558	153,558
Fair value of cash flow hedge, net of taxes	18.2.2							10,304			10,304
Foreign currency translation adjustment	14(b)							(55,631)			(55,631)
								(45,327)		153,558	108,231
Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(230)		230
Realization of additional property, plant and equipment price-level
restatement, net of taxes	0							(6,809)		6,809
								(7,039)		7,039
Contributions and distributions to shareholders:
Gain on interest in subsidiary	14(b)							1,018			1,018
								1,018			1,018

At March 31, 2012		8,043,222	845,998	87,710	4,547	16,457	482,593	264,238	(11,325)	160,597	9,894,037

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

													Consolidated
		Attributed to shareholders' interest
				Revenue reserves							Total
						Unrealized	Additional	Other			Braskem		Total
			Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Retained	shareholders'	Non-controlling	shareholders'
	Note	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	earnings	interest	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit for the period	0									308,226	308,226	(3,247)	304,979
Fair value of cash flow hedge, net of taxes	0							10,986			10,986		10,986
Foreign currency translation adjustment	0							(2,228)			(2,228)	336	(1,892)
	0							8,758		308,226	316,984	(2,911)	314,073
Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net								22,779			22,779		22,779
Realization of additional property, plant and equipment price-level
restatement, net of taxes	0							(6,809)		6,809
								15,970		6,809	22,779		22,779

Contributions and distributions to shareholders:
Repurchase of treasury shares	0								(946)		(946)		(946)
									(946)		(946)		(946)

At March 31, 2011		8,043,222	845,998	87,710	5,347	995,505	250,346	246,078	(60,217)	315,035	10,729,024	15,168	10,744,192

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)		9,735,896	215,322	9,951,218

Comprehensive income for the year:
Profit for the period	0									153,558	153,558	(1,361)	152,197
Fair value of cash flow hedge, net of taxes	18.2.2							10,304			10,304		10,304
Foreign currency translation adjustment	14(b)							(55,631)			(55,631)	6,187	(49,444)
								(45,327)		153,558	108,231	4,826	113,057

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes		-						(230)		230
Realization of additional property, plant and equipment price-level
restatement, net of taxes	0							(6,809)		6,809
								(7,039)		7,039

Contributions and distributions to shareholders:
Capital increase of non-controlling interest	0											21,142	21,142
Gain on interest in subsidiary	14(b)							1,018			1,018	(1,018)
								1,018			1,018	20,124	21,142

At March 31, 2012		8,043,222	845,998	87,710	4,547	16,457	482,593	264,238	(60,217)	160,597	9,845,145	240,272	10,085,417

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of cash flows

at March 31, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Profit before income tax and social contribution	164,846	415,411	210,668	448,915
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	270,906	261,808	444,443	418,658
Results from equity investments	(137,230)	(73,665)	2,099	(5,465)
Interest and monetary and exchange variations, net	(7,255)	11,758	41,220	67,839
Other	17,124	(728)	19,674	14,162

	308,391	614,584	718,104	944,109

Changes in operating working capital
Held-for-trading financial investments	(116,085)	(224,684)	(117,125)	(224,684)
Trade accounts receivable	(245,491)	10,177	(578,257)	22,056
Inventories	(291,146)	(195,433)	(288,674)	(256,852)
Taxes recoverable	(94,792)	31,033	(127,873)	(8,801)
Prepaid expenses	9,280	9,159	11,537	2,905
Other receivables	(148,308)	12,030	(243,069)	(33,734)
Trade payables	1,038,261	(53,221)	2,096,892	13,587
Taxes payable	93,651	(35,928)	(8,407)	(73,346)
Advances from customers	16,135	(1,222)	17,234	(1,489)
Sundry provisions	8,799	(5,190)	(4,560)	2,093
Other payables	90,866	(28,735)	109,408	(41,497)

Cash from operations	669,561	132,570	1,585,210	344,347

Interest paid	(114,935)	(119,616)	(139,914)	(173,127)
Income tax and social contribution paid	(6,124)	(10,602)	(8,222)	(17,970)

Net cash generated by operating activities	548,502	2,352	1,437,074	153,250

Proceeds from the sale of fixed assets and investments	-	423	498	486
Cash effect from incorporated subsidiary	394
Acquisitions of investments in subsidiaries and associates	(35,204)
Acquisitions to property, plant and equipment	(554,230)	(217,988)	(832,884)	(312,963)
Acquisitions of intangible assets	(68)	(1)	(115)	(607)
Held-to-maturity financial investments	1,814	(546)	(1,124)	(8,502)

Net cash used in investing activities	(587,294)	(218,112)	(833,625)	(321,586)

Short-term and long-term debt
Obtained borrowings	434,998	839,709	1,175,038	872,824
Payment of borrowings	(1,347,859)	(859,191)	(1,477,926)	(939,409)
Related parties
Obtained loans	1,081,388	74,348
Payment of loans	(135,967)	(142,907)
Current accounts, net	277,875	39,837
Dividends paid	(2)	(1)	(2)	(1)
Non-controlling interests in subsidiaries			21,142
Repurchase of shares		(946)		(946)

Net cash provided by (used in) financing activities	310,433	(49,151)	(281,748)	(67,532)

Exchange variation on cash of foreign subsidiaries			(5,401)	891

Increase (decrease) in cash and cash equivalents	271,641	(264,911)	316,300	(234,977)

Represented by
Cash and cash equivalents at the beginning of the year	2,224,335	2,339,060	2,986,819	2,624,270
Cash and cash equivalents at the end of the year	2,495,976	2,074,149	3,303,119	2,389,293

Increase (decrease) in cash and cash equivalents	271,641	(264,911)	316,300	(234,977)

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Statement of value added

At March 31, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Revenue	5,514,450	5,061,519	9,924,606	8,937,208
Sale of goods, products and services	5,556,391	5,058,494	9,739,174	8,955,012
Other income (expenses), net	(32,134)	4,343	199,278	(11,701)
Allowance for doubtful accounts - reversal (recognition)	(9,807)	(1,318)	(13,846)	(6,103)
Inputs acquired from third parties	(4,146,170)	(4,135,154)	(7,872,060)	(7,405,213)
Cost of products, goods and services sold	(3,957,658)	(3,972,871)	(7,566,147)	(7,139,446)
Material, energy, outsourced services and other	(188,199)	(162,263)	(300,362)	(265,747)
Impairment / recovery of assets	(313)	(20)	(5,551)	(20)
Gross value added	1,368,280	926,365	2,052,546	1,531,995

Depreciation, amortization and depletion	(270,906)	(261,808)	(444,443)	(418,658)

Net value added produced by the entity	1,097,374	664,557	1,608,103	1,113,337

Value added received in transfer	150,209	186,305	87,803	83,815
Equity in the results of investees	137,230	73,665	(2,099)	5,465
Financial income	12,930	112,587	89,836	78,297
Other	49	53	66	53

Total value added to distribute	1,247,583	850,862	1,695,906	1,197,152

Personnel	115,035	118,504	200,163	184,574
Direct compensation	79,126	92,104	146,776	143,307
Benefits	26,538	18,830	40,738	30,730
FGTS (Government Severance Pay Fund)	9,371	7,570	12,649	10,537

Taxes, fees and contributions	882,455	295,167	1,117,374	520,740
Federal	610,796	219,038	817,860	327,535
State	268,553	73,488	290,205	187,682
Municipal	3,106	2,641	9,309	5,523

Remuneration on third parties' capital	96,535	128,965	226,172	186,859
Financial expenses (including exchange variation)	62,597	87,797	186,389	131,692
Rentals	33,938	41,168	39,783	55,167

Remuneration on own capital	153,558	308,226	152,197	304,979
Profit retained in the period	153,558	308,226	153,558	308,226
Non-controlling interests in profits retained or losses			(1,361)	(3,247)

Value added distributed	1,247,583	850,862	1,695,906	1,197,152

The accompanying notes are an integral part of these financial statements

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

1.                       Operations

Braskem S.A. (“Parent Company”) is a public corporation headquartered in Camaçari, State of Bahia, which, together with its subsidiaries and jointly-controlled subsidiaries (“Braskem” or “Company”) operates 35 industrial units. Braskem S.A. is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.11% in its voting and total capital, respectively.

(a)                    Relevant operating event

In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of its refinery responsible for supplying feedstocks to one of the five polypropylene (“PP”) plants of the subsidiary Braskem America in the United States.

In 2012, Sunoco formally informed Braskem America’s Management of its alternative plan for feedstock supply, as required under the supply agreement entered into between the parties in 2010.

Pursuant to the plan and notices communicated by Sunoco, the latter confirmed the definitive termination of the supply agreement as of June 9, 2012 and the payment of the damages provided for therein, to be made on the same date.

The amount of damages, as per the agreement, totals R$235,962 (US$129.5 million). The amount was recorded by Braskem in the first quarter of 2012 in "other accounts receivable” (Note 13) under current assets, and “other operating revenues (expenses)” (Note 30). Current income tax on this revenue, at the effective rate in the United States, was R$82,587 (Note 20).

Despite the termination of the supply agreement, the Management of Braskem America has been working to develop alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

Furthermore, Management decided to test for impairment the Cash Generating Unit (“CGU”) formed by the PP plants in the United States and that comprise the International Business segment, as described in Note 15. No losses were identified in this test.

(b)                    Corporate events

(b.1)       On January 27, 2012, the controlling shareholder of Braskem, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. As a result of this spin-off, part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(b.2)       On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, in addition to performing financial and commercial operations. The capital stock was fully paid up by Braskem, a single partner, in the amount of R$81 (EUR 35 thousand) (Note 14(b)).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b.3)       On February 28, 2012, the Extraordinary Shareholders’ Meeting of Braskem approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

(c)                    Net working capital

On March 31, 2012, the Parent Company’s net working capital was negative by R$445,804.  On the other hand, consolidated net working capital was positive by R$516,761. Because the consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements, any analysis of the parent company’s working capital will not reflect the actual liquidity position of the consolidated group.

The Company also has two revolving credit lines that may be used at any time (Note 3.3).

(d)                    Effect of foreign exchange variation

The Company has balances and transactions recorded in U.S. dollars, such as financial investments, trade accounts receivable, trade payables and borrowings. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date they occur, which are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar period-end and average exchange rates for the periods in this report:

U.S. dollar, period-end rate
March 30, 2012	1.8221
December 30, 2011	1.8758
Depreciation of the U.S. dollar in relation to the Brazilian real	2.86%

Average U.S. dollar rate
Three-month period ended March 31, 2012	1.7701
Three-month period ended March 31, 2011	1.6673
Appreciation of the U.S. dollar in relation to the Brazilian real	6.17%

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2011 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2011 financial statements.

(a)                    Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

(b)                    Parent company quarterly information

The parent company Quarterly Information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Summary of significant accounting policies

There were no changes in the accounting practices used for the Quarterly Information in relation to those presented in the December 31, 2011 financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes those of the Company, its subsidiaries, jointly-controlled subsidiaries and special purpose entity in which it, directly and indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %
		Headquarters
		(Country)	Mar/2012	Dec/2011	Mar/2011
Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America”)	0	USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	0	USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	0	Argentina	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(i)	Austria	100.00
Braskem Chile Ltda. (“Braskem Chile”)	0	Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)	0	Brazil	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	0	Netherlands	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	0	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	0	Cayman Islands	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	0	Mexico	65.00	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	0	Mexico	65.00	65.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)	0	Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)	0	Cayman Islands	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)	0	Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)	0	Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)	0	Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	0	Chile	100.00	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)	0	Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")	(ii)	Brazil	54.00	54.09
Common Industries Ltd. (“Common”)	0	British Virgin Islands	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)	(iii)	Brazil		100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)	0	Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	0	Brazil	100.00	100.00	100.00
ISATEC-Pesquisa, desenvolvimento e análises químicas ("Isatec")	(iv)	Brazil			100.00
Lantana Trading Co. Inc. (“Lantana”)	0	Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	0	Uruguay	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	0	Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)	0	Brazil	100.00	100.00	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	0	Brazil	33.20	33.20	33.20
Polietilenos de America S.A.(“Polimerica”)	0	Venezuela	49.00	49.00	49.99
Polipropileno Del Sur S.A.(“Propilsur”)	0	Venezuela	49.00	49.00	49.99

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	0	Brazil	100.00	100.00	100.00

(i)	Company created in February 2012 (Note 1 (b.2)).
(ii)

Cetrel started to be fully consolidated by Braskem as from the quarterly information for the period ended June 30, 2011 based on a new interpretation of that subsidiary's bylaws, which, according to the opinion of the Company's external legal advisors, establishes control by the Company. The consolidated quarterly in information for the prior periods was not restated due to the immateriality of Cetrel to the Company's financial information as a whole.

(iii)	Merged into Braskem in February 2012 (Note 1 (b.3)).
(iv)	Company sold in May 2011.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

2.4.                 Non-controlling interests in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the period
	Mar/2012	Dec/2011	Mar/2012	Mar/2011

Braskem Idesa	113,915	93,578	(4,464)	(3,247)
Cetrel	126,357	121,744	3,103
Total	240,272	215,322	(1,361)	(3,247)

2.5.                 Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Equity		Profit for the period
	Mar/2012	Dec/2011	Mar/2012	Mar/2011

Parent company	9,894,037	9,784,788	153,558	308,226
Braskem's shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	240,272	215,322	(1,361)	(3,247)
Consolidated	10,085,417	9,951,218	152,197	304,979

3.                       Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations related to financial liabilities.

Braskem adopts procedures for managing market, credit and liquidity risks that are in conformity with the financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

3.1.                 Market risk

Braskem prepares a sensitivity analysis for the main types of market risk to which it is exposed, which is presented in Note 18.4.

(a)                    Exposure to commodity risks

Braskem is exposed to fluctuations in the prices of many petrochemical commodities, in particular its main raw material, naphtha. Braskem seeks to pass through the fluctuations in the prices of these commodities caused by fluctuations in international prices and also enters into derivatives contracts to protect against exposure to commodity risks. On March 31, 2012, the Company held swap operations for naphtha and ethanol (Note 18.2.1). Additionally, an immaterial part of sales is performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Exposure to foreign exchange risk

Braskem has commercial operations denominated or indexed in foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through a combination of debts in foreign currencies, investments in foreign currencies and derivatives. Braskem’s financial policy to manage foreign exchange risks provides for the maximum and minimum coverage limits that should be followed and which are continuously monitored by its Management.

On March 31, 2012, Braskem prepared a sensitivity analysis for the exposure to U.S. dollar risk (Note 18.4(c)).

(c)                    Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in LIBOR. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), in fixed rates in Brazilian real and in the Interbank Certificate of Deposit (“daily CDI”) rate. Braskem has swap contracts designated as hedge accounting with asset positions subject to floating LIBOR and liability positions subject to fixed rates.

On March 31, 2012, Braskem prepared a sensitivity analysis for exposure to the risk of floating interest rates based on LIBOR (Note 18.4(d)).

3.2.                 Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with large financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On March 31, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander (Brasil) S.A. Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A., which seek to mitigate credit and liquidity risks in the event of the insolvency of the parties involved. Approximately 41% of the amounts held in cash and cash equivalents (Note 5) and financial investments (Note 6) are contemplated by these agreements, whose related liabilities are recorded under “borrowings” (Note 17).

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is their carrying amounts less any impairment losses. On March 31, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$267,267 (R$253,607 on December 31, 2011).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

3.3.                 Liquidity risk and capital management

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity of short-term obligations, calculated based on the expectation of operating disbursements for the following month; and (ii) ensuring that the Company maintains liquidity in possible moments of crisis, calculated based on the expectation of operating cash generation, less short-term debts, working capital needs, among other items.

In some borrowing agreements, Braskem has financial covenants that link net debt and the payment of interest to its consolidated EBITDA (Earnings before interests, taxes, depreciation and amortization) (Note 17). The Company’s Management monitors these indicators on quarterly basis in U.S. dollar, as established in the borrowing agreements.

Additionally, Braskem has two revolving credit lines amounting to: (i) US$350 million, which may be used without restriction for a period of three years as from September 2010; and (ii) US$250 million, which may be used without restriction for a period of five years as from August 2011. These credit facilities allow for reducing the cash held by Braskem. On March 31, 2012, Braskem had not drawn any credit from these lines.

4.                       Business combination

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business from Dow Chemical for R$607.6 million (US$323 million). On the same date, the amount of R$312.3 million (US$166 million) was paid, which corresponds to the portion of trade payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of approximately R$23.7 million (US$12.3 million) by the acquirers.

On February 8, 2012, the transaction was approved by the Brazilian antitrust agency Conselho Administrativo de Defesa Econômica (“CADE”).

Independent appraisers were contracted to determine the assets acquired and liabilities assumed at fair value. This work is expected to be completed by the end of the first half of 2012, when any adjustments will be recognized.

The information related to business combinations formed by the Company was presented in the Company's 2011 annual financial statements, in Note 5.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

5.                       Cash and cash equivalents

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Cash and banks	34,458	69,306	241,143	349,916
Cash equivalents:
Domestic market	2,415,285	1,748,027	2,567,754	1,899,825
Foreign market	46,233	407,002	494,222	737,078
Total	2,495,976	2,224,335	3,303,119	2,986,819

This table was presented in the Company’s 2011 annual financial statements, in Note 6.

6.                       Financial investments

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Held-for-trading
Investments in FIM Sol	35,177	36,410	35,177	36,410
Investments in foreign currency	9,111	10,716	9,111	10,716
Shares	3,023	3,023	3,023	3,023
Loans and receivables
Investments in FIM Sol	238,039	116,007	238,039	116,007
Held-to-maturity
Quotas of investment funds in credit rights	39,269	34,720	39,269	34,720
Restricted deposits	1,009	2,823	3,754	4,173
Investments in foreign currency			273,331
Compensation of investments in foreign currency (i)			(273,331)
Total	325,628	203,699	328,373	205,049

In current assets	286,359	168,979	289,078	170,297
In non-current assets	39,269	34,720	39,295	34,752
Total	325,628	203,699	328,373	205,049

(i)       On March 31, 2012, Braskem Holanda had financial investments held to maturity that were offset by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 17(b)).

This table was presented in the Company’s 2011 annual financial statements, in Note 7.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

7.                       Trade accounts receivable

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Consumers:
Domestic market	791,131	660,289	1,097,760	866,168
Foreign market	800,577	676,122	1,642,078	1,282,251
Allowance for doubtful accounts	(198,877)	(189,071)	(267,267)	(253,607)
Total	1,392,831	1,147,340	2,472,571	1,894,812

In current assets	1,345,632	1,097,482	2,424,235	1,843,756
In non-current assets	47,199	49,858	48,336	51,056
Total	1,392,831	1,147,340	2,472,571	1,894,812

This table was presented in the Company’s 2011 annual financial statements, in Note 8.

8.                       Inventories

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Finished goods	1,493,353	1,192,940	2,775,256	2,444,547
Raw materials, production inputs and packaging	567,957	620,877	781,813	866,206
Maintenance materials	97,140	95,980	188,559	183,779
Advances to suppliers	8,653	16,522	38,155	58,200
Imports in transit and other	107,182	42,190	137,161	70,790
Total	2,274,285	1,968,509	3,920,944	3,623,522

This table was presented in the Company’s 2011 annual financial statements, in Note 9.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

9.                       Related parties

The Company carries out transactions with related parties in the ordinary course of its operations and activities. The Company believes that all the conditions set forth in the contracts with related parties serve the Company’s interests. A permanent objective of Braskem’s management is to ensure that these contracts present terms and conditions that are as favorable to the Company as those it would enter into with any other third party.

(a)                    Parent company

	Balances at March 31, 2012
	Assets				Liabilities
							Current		Non-current
	Current		Non-current		Related parties		Other accounts		Related parties		Other accounts
Subsidiaries
Braskem America	12,646	(i)
Braskem Argentina	38,672	(ii)
Braskem Chile	1,288	(ii)
Braskem Distribuidora									5,687	(xiv)
Braskem Holanda	87,684	(ii)							2,124,569	(xv)
Braskem Importação									119	(xiv)
Braskem Inc	11,698	(ii)	6,522	(viii)	96,164	(xii)	2,730,298	(xiii)	6,996	(xvi)	2,893,927	(xvii)
Braskem México	581	(iii)
Braskem Participações	96	(iii)	1,507	(ix)
Braskem Petroquímica	36,070	(iv)	799,886	(x)			7,019	(xiii)
Braskem Qpar	825	(ii)					979	(xiii)	165,090	(xiv)
Cetrel	24	(ii)					608	(xiii)
IQAG									448	(xiv)
Lantana			53	(ix)
Politeno Empreendimentos									25	(xiv)
Quantiq	22,005	(iv)	51,986	(ix)			288	(xiii)	75,486	(xiv)
Riopol	9,510	(ii)	738,799	(x)			2,013	(xiii)	185,877	(xiv)
	221,099		1,598,753		96,164		2,741,205		2,564,297		2,893,927
Jointly-controlled subsidiaries
RPR	2,432	(v)
Propilsur	5,196	(iii)
Polimerica	3,497	(iii)
	11,125
Associated companies
Borealis Brasil S.A. ("Borealis")	1,288	(i)
Sansuy Administração, Participação,
Representação e Serviços Ltda ("Sansuy")	15,279	(ii)					220	(xiii)
	16,567						220
Related companies
Petrobras	81,037	(vi)	59,327	(xi)			1,489,220	(xiii)
Refinaria Alberto Pasqualini ("Refap")							30,392	(xiii)
Other	259	(vi)
	81,296		59,327				1,519,612
Specific Purpose Entity
FIM Sol	2,446,171	(vii)
	2,446,171

Total	2,776,258		1,658,080		96,164		4,261,037		2,564,297		2,893,927

(i)         Amounts under “trade accounts receivable”: R$13,231 and under “other accounts receivable”: R$703.

(ii)       Amounts under “trade accounts receivable”:

(iii)      Amounts under “other accounts receivable”.

(iv)      Amounts under “trade accounts receivable”: R$27,807 and under "interest on equity receivable”. R$30,268.

(v)       Amount under "interest on equity receivable”.

(vi)      Amounts under “trade accounts receivable”: R$36,996 and under “other accounts receivable”: R$44,300.

(vii)    Amounts under “cash and cash equivalents”: R$2,172,955 and under ”financial investments": R$273,216.

(viii)   Amount under “related parties” related to loan agreements subject to exchange variation + interest of 5.81% per annum.

(ix)      Amounts under “related parties” related to current accounts.

(x)       Amounts under “related parties” related to current accounts: R$150,247 and under “advance for future capital increase (AFAC)”: R$1,388,438.

(xi)      Amount under “related parties” related to loan agreements subject to TJLP + interest of 2% per annum.

(xii)    Amount under “related parties” related to borrowings subject to exchange variation + interest of between 7.0% and 11.0 % per annum.

(xiii)   Amounts under “trade payables”.

(xiv)   Amounts under “related parties” related to current accounts.

(xv)    Amount under “related parties” related to advances for exports, subject to exchange variation + interest from 1.4% to 7.88% per annum.

(xvi)   Amount under “related parties” related to notes payable, subject to exchange variation.

(xvii) Amounts under “borrowings”, subject to exchange variation + interest of between 7.00% and 11.0% per annum.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to March 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,774		(142)
Braskem Argentina	29,989		(2,419)
Braskem Chile	18,672		(56)
Braskem Holanda	101,425		(39,733)
Braskem Inc	10,929	471,473	183,929
Braskem Petroquimica	73,488	38,387
Braskem Qpar	1,545	21,601
Ideom	2	5,500
Lantana			(2)
Quantiq	32,585	3,277
Riopol	29,411	18,355
	301,820	558,593	141,577
Jointly-controlled subsidiary
RPR	1,940
	1,940
Associated companies
Borealis	35,694
Sansuy	6,489	220
	42,183	220
Related companies
CNO - Construtora Norberto Odebrecht ("CNO")		105,359
OSP		87,538
Petrobras	213,555	2,531,291	1,158
Refap		82,459
	213,555	2,806,647	1,158
Post-employament benefit plan
Odebrecht Previdência Privada ("Odeprev")				3,247
				3,247
				3,247

Total	559,498	3,365,460	142,735	3,247

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Assets				Liabilities
					Current				Non-current
	Current		Non-current		Related parties		Other accounts		Related parties		Other accounts
Subsidiaries
Braskem America	8,164	(i)
Braskem Argentina	37,149	(i)
Braskem Chile	506	(i)
Braskem Distribuidora									5,500	(xiii)
Braskem Holanda	171,590	(i)			7,157	(ix)			1,155,493	(ix)
Braskem Importação									119	(xiii)
Braskem Inc	30,641	(i)	6,633	(vi)	72,633	(x)	2,363,513	(xi)	7,203	(xiii)	3,448,165	(xi)
Braskem Mexico	581	(i)
Braskem Petroquimica	91,328	(xiv)	649,639	(viii)			25,523	(xii)	17,726	(xiii)
Braskem Participações	96	(i)	1,497	(v)
Braskem Qpar	3,137	(i)	155,712	(v)			1,100	(xii)
Cetrel							58	(xii)
Ideom	189	(i)	8,987	(v)			18,899	(xii)
IQAG									115	(xiii)
Lantana			54	(v)
Politeno Empreendimentos			1	(v)
Quantiq	23,783	(ii)	5,022	(v)			246	(xii)	14,275	(xiii)
Riopol	12,977	(i)	738,799	(viii)			10,476	(xii)	97,136	(xiii)
	380,141		1,566,344		79,790		2,419,815		1,297,567		3,448,165
Jointly-controlled subsidiaries
Propilsur	5,196	(i)
Polimerica	3,497	(i)
	8,693

Associated company
Borealis	3,123	(i)
	3,123
Related companies
CNO							4,128
Petrobras	21,319	(iii)	58,169	(vii)			1,360,267	(xii)
Refap	19,492	(i)					9,930	(xii)
Other	564	(iii)
	41,375		58,169				1,374,325
Specific Purpose Entity
FIM Sol	1,665,817	(iv)
	1,665,817

Total	2,099,149		1,624,513		79,790		3,794,140		1,297,567		3,448,165

(i)         Amounts under “trade accounts receivable”: R$286,771 and under “other accounts receivable”: R$9,567.

(ii)       Amounts under “trade accounts receivable”: R$7,788 and under “dividends and interest on equity receivable”: R$15,995.

(iii)      Amounts under “trade accounts receivable”: R$5,790 and under “other accounts receivable”: R$16,093.

(iv)      Amounts under “cash and cash equivalents”: R$1,513,400 and under ”financial investments": R$152,417.

(v)       Amounts under “related parties” related to current accounts.

(vi)      Amounts under “related parties” related to loan agreements subject to exchange variation + interest of 5.81% per annum.

(vii)    Amounts under “related parties” related to loan agreements subject to TJLP + interest of 2% per annum.

(viii)   Amounts under “related parties” related to AFAC.

(ix)      Amounts under “related parties” related to advances for export, subject to exchange variation + quarterly LIBOR + interest of 1.4% per annum.

(x)       Amounts under “related parties” related to notes payable, subject to exchange variation + quarterly LIBOR + interest of 1.6% per annum.

(xi)      Amounts under “borrowings”, subject to exchange variation + interest of between 7% and 11% per annum.

(xii)    Amounts under “trade payables”.

(xiii)   Amounts under “related parties” related to current accounts: R$134,871 and notes payable: R$7,203.

(xiv)   Amounts under “trade accounts receivable”: R$77,055 and under “dividends and interest on equity receivable”: R$14,273.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to March 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	4,545		(105)
Braskem Argentina	13,808		(830)
Braskem Chile	1,452		(106)
Braskem Distribuidora			(80)
Braskem Holanda	111,076		733
Braskem Idesa			(1)
Braskem Importação			(3)
Braskem Inc		570,178	79,220
Braskem Participações			1
Braskem Petroquimica	585	2,375	47
Braskem Qpar	2,608	20,085	24,532
Ideom	10		281
IQAG			(7)
ISATEC			55
Lantana			(1)
Politeno Empreendimentos			1
Quantiq			635
Riopol	8,525	99,478	1,827
	142,609	692,116	106,199
Jointly-controlled subsidiary
RPR	10,800
	10,800
Associated companies
Borealis	54,777
Cetrel	37	8,824
	54,814	8,824
Related companies
BRK			(11)
CNO		15,231
OSP		60,164
Petrobras	200,215	1,643,671	1,060
Refap		303,172
	200,215	2,022,238	1,049
Post-employament benefit plan
Odeprev				2,577
				2,577

Total	408,438	2,723,178	107,248	2,577

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Consolidated

							Balances at March 31, 2012
	Assets				Liabilities
	Current		Non-current		Current		Non-current

Jointly-controlled subsidiaries
RPR					1,247	(v)
Propilsur	2,598	(i)					20,822	(vi)
Polimerica	1,748	(i)					16,139	(vi)
	4,346				1,247		36,961
Associated companies
Borealis	1,119	(ii)
Sansuy	15,279	(ii)			220	(v)
	16,398				220
Related companies
Petrobras	145,922	(iii)	59,327	(iv)	2,355,384	(v)
Refap					30,468	(v)
Other	262	(iii)
	146,184		59,327		2,385,852

Total	166,928		59,327		2,387,319		36,961

(i)         Amounts under “other accounts receivable”.

(ii)       Amounts under “trade accounts receivable”.

(iii)      Amounts under “trade accounts receivable”: R$40,012 and under “other accounts receivable”: R$106,172.

(iv)      Amount under “related parties” related to loan agreements subject to TJLP + interest of 2% per annum.

(v)       Amounts under “trade payables”.

(vi)      Amounts under “related parties” related to AFAC made by other shareholders.

	Income statement transactions from January to March 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	2,247	5,013
	2,247	5,013
Associated companies
Borealis	41,539
Sansuy	6,489	220
	48,028	220
Related companies
CNO		105,359
OSP		87,538
Petrobras	365,896	4,022,266	1,158
Refap		83,084
	365,896	4,298,247	1,158
Post-employment benefit plan
Odeprev				4,128
				4,128

Total	416,171	4,303,480	1,158	4,128

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

							Balances at December 31, 2011
	Assets				Liabilities
	Current		Non-current		Current		Non-current
Jointly-controlled subsidiaries
Propilsur	2,598	(i)					24,855	(v)
Polimerica	1,748	(i)					19,978	(v)
	4,346						44,833
Associated company
Borealis	3,123	(i)
	3,123
Related companies
CNO					4,128	(iv)
Petrobras	88,842	(ii)	58,169	(iii)	1,777,503	(iv)
Refap	19,492	(i)			10,003	(iv)
Other	565	(i)
	108,899		58,169		1,791,634

Total	116,368		58,169		1,791,634		44,833

(i)         Amounts under “trade accounts receivable”: R$22,890 and under “other accounts receivable”: R$4,636.

(ii)       Amounts under “trade accounts receivable”: R$6,887 and under “other accounts receivable”: R$81,955.

(iii)      Amounts under “related parties” related to loan agreements subject to TJLP + interest of 2% per annum.

(iv)      Amounts under “trade payables”.

(v)       Amounts under “related parties” related to AFAC made by other shareholders.

	Income statement transactions from January to March 31, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	10,829	7,263	(56)
	10,829	7,263	(56)
Associated companies
Borealis	54,777
Cetrel	37	9,269
	54,814	9,269
Related companies
BRK			(11)
CNO		15,231
OSP		60,164
Petrobras	345,824	3,129,625	1,059
Refap		304,600
	345,824	3,509,620	1,048

Post-employment benefit plan
Odeprev				3,504
				3,504

Total	411,467	3,526,152	992	3,504

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Key management personnel

Non-current liabilities	Mar/2012	Dec/2011

Long-term incentives	4,121	4,121
Total	4,121	4,121

Income statement transactions	Parent company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Remuneration
Short-term benefits to employees and managers	3,753	2,956	3,753	3,653
Post-employment benefit	58	48	58	63
Long-term incentives		725		725
Total	3,811	3,729	3,811	4,441

The information related to related parties was presented in the Company's 2011 annual financial statements, in Note 10.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

10.                   Taxes recoverable

		Parent company		Consolidated
	Note	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Parent Company and subsidiaries in Brazil
Excise tax (IPI)	0	36,277	30,625	40,131	31,575
Value-added tax on sales and services (ICMS)	0	632,348	649,546	1,025,306	1,057,964
Social integration program (PIS) and social contribution on revenue (COFINS)	0	343,686	280,480	519,721	470,962
PIS and COFINS - Law No. 9,718/98	0	152,627	151,457	158,903	157,733
PIS - Decree-Law 2,445 and 2,449/88	0	180,868	180,234	200,606	199,972
Income tax and social contribution (IR and CSL)	0	254,272	242,615	392,624	372,489
Tax on net income (ILL)	0	15,112	14,912	15,112	14,912
REINTEGRA program	(a)	53,101	13,804	66,096	17,924
Additional state income tax (AIRE)		56,001	56,001	56,001	56,001
Other		48,415	49,558	81,514	81,345

Foreign subsidiaries
Value-added tax				105,593	64,291
Income tax				16,988	17,332

Total		1,772,707	1,669,232	2,678,595	2,542,500

In current assets		633,618	606,258	1,096,936	1,036,253
In non-current assets		1,139,089	1,062,974	1,581,659	1,506,247
Total		1,772,707	1,669,232	2,678,595	2,542,500

(a)                    REINTEGRA Program

On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. On March 31, 2012, the Company recorded credits amounting to R$48,172 (Note 29).

The information related to taxes recoverable was presented in the Company’s 2011 annual financial statements, in Note 11.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

11.                   Judicial deposits

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Judicial deposits
Tax contingencies	95,531	96,081	105,096	105,611
Labor and social security contingencies	55,934	50,595	67,137	60,187
Other	4,915	4,916	6,731	8,422
Total	156,380	151,592	178,964	174,220

This table was presented in the Company’s 2011 annual financial statements, in Note 12.

12.                   Insurance claims

On March 31, 2012, the main amounts under this item were as follows:

(i)       damages receivable for losses that occurred in December 2010 and February 2011 in the furnaces and electric system in the Olefins plants of the Basic Petrochemicals unit of the Northeast Complex in the amounts of R$141,578 and R$61,649, respectively; and

(ii)     damages receivable for losses at the Chlor-Alkali plant in the state of Alagoas in the amount of R$13,892.

The information related to insurance claims was presented in the 2011 annual financial statements, in Note 13.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

13.                   Other accounts receivable - consolidated

(a)                    Current

The main balances forming this account in current assets are:

(i)            R$235,962 in damages recognized in the first quarter of 2012, in accordance with the feedstock supply agreement entered into between Sunoco and Braskem America (Note 1(a));

(ii)          R$114,575 in advances to services suppliers (R$96,213 on December 31, 2011);

(iii)        R$106,172 in accounts receivable from related companies (R$81,955 on December 31, 2011), Note 9(b).

(b)                    Non-current

On March 31, 2012, the main balance under this item refers to interest receivable and monetary restatement on the mandatory Eletrobras loan in the periods from 1977 to 1986 and 1987 to 1994, in the amount of R$80 million.

The information related to other accounts receivable was presented in the 2011 annual financial statements, in Note 14.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

14.                   Investments

(a)                    Information on investments

		Parent company
			Adjusted net profit (loss) for the period		Adjusted equity
		Interest in
		total capital (%)	Mar/2012	Mar/2011	Mar/2012	Dec/2011
(a.1) Investments of the parent company		Mar/2012

Subsidiaries
Braskem Alemanha		5.66	(11,236)		196,143	208,192
Braskem America	0	100.00	162,902	15,096	634,956	480,405
Braskem Argentina	0	96.77	788	1,007	5,253	4,465
Braskem Austria	(i)	100.00			81
Braskem Chile	0	99.02	37	955	1,587	1,543
Braskem Distribuidora	0	100.00	(2,469)	(2,566)	92,021	94,490
Braskem Holanda	0	100.00	53,741	5,145	484,787	489,925
Braskem Finance	0	100.00	2,507	(2,603)	(88,483)	(90,990)
Braskem Idesa	0	65.00	(12,754)	(9,277)	325,471	267,367
Braskem Importação	0	0.04	(2,527)		85,745	205
Braskem Inc.	0	100.00	(3,664)	16,150	184,326	187,990
Braskem Participações	0	100.00	567	603	1,504	781
Braskem Petroquímica	0	100.00	3,019	10,734	916,234	913,193
Braskem Qpar	0	96.96	(42,206)	4,660	2,679,850	2,722,056
Cetrel	(ii)	52.76	6,469		299,444	290,192
Ideom	(iii)	100.00		(3,236)		20,762
IQAG	0	0.12	260	138	2,453	1,690
ISATEC	(iv)			(801)
Petroquímica Chile	0	97.96	(13)	(111)	6,758	6,708
Politeno Empreendimentos	0	99.98	(1)	(2)	30	31
Quantiq	0	99.90	3,328	7,685	232,227	228,899
Riopol	0	100.00	(19,827)	42,858	1,747,747	1,767,574

Jointly-controlled subsidiary
	0	33.20	4,099	8,571	116,511	120,655

Associates
Borealis	0	20.00	5,703		155,060	149,349
Companhia de Desenvolvimento	0
Rio Verde ("Codeverde")	0	35.97	(199)	(100)	46,738	66,606
Cetrel	0			10,584
Sansuy	0	20.00	(16)		1,954	1,954

(i)    Company incorporated in February 2012 (Note 1(b.2)).
(ii)   Change from associate to subsidiary due to a new interpretation of the Bylaws (Note 2.3 (ii)).
(iii) Company merged into Braskem in February 2012 (Note 1(b.3)).
(iv) Company divested in May 2011.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

		Parent company
			Adjusted net profit (loss) for the period		Adjusted equity
		Interest in
		total capital (%)	Mar/2012	Mar/2011	Mar/2012	Dec/2011
		Mar/2012

(a.2) Investments of subsidiaries
						-
Braskem America
Braskem America Finance	0	100.00	(328)		(3,235)	(3,506)
Braskem Chile		-	-	-	-	-
Braskem Argentina		3.17	788	1,007	5,253	4,465
Petroquímica Chile		2.03	(13)	(111)	6,758	6,708
Braskem Distribuidora
Braskem Importação		99.96	(2,527)	4	85,745	205
Braskem Argentina		0.06	788	1,007	5,253	4,465
Lantana		96.34	(2,527)	(1,765)	85,745	88,272
Braskem Holanda
Braskem Alemanha		94.34	(11,236)		196,143	208,192
Propilsur		49.00	(168)		90,870	103,419
Polimerica		49.00	1		62,155	71,377
Braskem Idesa
Braskem Idesa Serviços		100.00	81		2,170	1,982
Braskem Importação
Braskem México		0.03	587	621	2,979	2,237
Braskem Inc.
Braskem Chile		0.98	37	(111)	1,587	1,543
Lantana		3.66	(2,527)	(1,765)	85,745	88,272
Petroquímica Chile		0.01	(13)	(111)	6,758	6,708
Braskem Participações
Ideom		-	-	(3,236)	-	20,762
Braskem México		99.97	587	621	2,979	2,237
Politeno Empreendimentos		0.02	(1)	(2)	30	31
Quantiq		0.10	3,328	7,685	232,227	228,899
Braskem Petroquímica
Braskem Qpar		3.04	(42,206)	4,660	2,679,850	2,722,056
Cetrel		1.24	6,469	10,584	299,444	290,192
Common
Norfolk		100.00	(171)	(691)	60,794	61,995
Quantiq
IQAG		99.88	260	138	2,453	1,690
Braskem Qpar
Common		100.00	(1,201)	(110)	6,736	6,906

		Consolidated
			Adjusted net profit (loss) for the period		Adjusted equity
		Interest in
		total capital (%)	Mar/2012	Mar/2011	Mar/2012	Dec/2011
		Mar/2012

Associates
Borealis	0	20.00	5,703	-	155,060	149,349
Cetrel	(i)	-	-	10,584	-	-
Codeverde	0	35.97	(199)	(100)	46,738	66,606
Sansuy	0	20.00	(16)	-	1,954	1,954

(i)         Change from associate to subsidiary due to a new interpretation of the Bylaws (Note 2.3 (ii)).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Movements in investments in subsidiaries, jointly-controlled subsidiary and associate

							Equity in results of investees
		Balance at Dec/2011	Merger	Shares acquisition	Capital increase	Dividends and interest on capital	Effect of results	Adjustment of profit in inventories	Goodwill amortization	Other	Interest gain	Currency translation adjustments	Balance at Mar/2012
Subsidiaries and
jointly-controlled subsidiary

Domestic subsidiaries
Braskem Distribuidora		94,490					(2,469)						92,021
Braskem Participações		781					567					156	1,504
Braskem Petroquímica		773,644					3,019	649	(859)		23		776,476
Braskem Qpar		3,632,228					(40,922)	(1,023)	(20,920)				3,569,363
Cetrel		147,638		254			3,560		(478)		995		151,969
Ideom	(i)	20,762	(23,387)				2,625
Politeno Empreendimentos		31					(1)						30
Quantiq		234,169					3,328	(2,520)		9			234,986
Riopol		1,765,777					(19,827)	(511)					1,745,439
RPR		40,063				(2,432)	1,056						38,687
		6,709,583	(23,387)	254		(2,432)	(49,064)	(3,405)	(22,257)	9	1,018	156	6,610,475

Foreign subsidiaries
Braskem Alemanha		11,784					(636)					(46)	11,102
Braskem America		478,380					162,902	2,025				(8,351)	634,956
Braskem Argentina		3,127					788	1,338					5,253
Braskem Austria		-			81								81
Braskem Chile		1,543					44						1,587
Braskem Holanda		489,925					53,741					(58,879)	484,787
Braskem Idesa		173,488			34,869		(8,290)					11,489	211,556
Braskem Inc.		187,990					(3,664)						184,326
Petroquímica Chile		6,708					50						6,758
		1,352,945			34,950		204,935	3,363				(55,787)	1,540,406

Total subsidiaries		8,062,528	(23,387)	254	34,950	(2,432)	155,871	(42)	(22,257)	9	1,018	(55,631)	8,150,881

Associate
Borealis		29,870					1,142						31,012
Total associate		29,870					1,142						31,012

(i)    Company merged into Braskem in February 2012 (Note 1(b.2)).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(c)                      Breakdown of equity accounting results

			Parent company				Consolidated
	Mar/2012		Mar/2011		Mar/2012		Mar/2011

Equity in results of subsidiaries and jointly-controlled subsidiary	155,829	-	96,513	#	(1,845)	-	1,228
Equity in results of associate	1,142	-	5,472	#	1,083	-	5,601
Amortization of fair value adjustment	(22,257)	(i)	(24,281)	#	(1,337)	(i)	(1,364)
(Provision) reversal for losses on investments/other	2,516	-	(4,039)	#	-	-	-
	137,230		73,665		(2,099)		5,465

(i)       Amortization of fair value adjustments comprises the following:

•      R$20,920 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor . This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue”, in the amount of R$4,072; “cost of sales”, in the amount of R$23,073; “general and administrative expenses” in the amount of R$23, and “financial results”, in the amount of R$4,528. The effect of deferred income tax and social contribution was R$10,776.

•      R$1,337 related to the amortization of goodwill from fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

The information related to investments was presented in the Company’s 2011 annual financial statements, in Note 15.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

15.                   Property, plant and equipment

						Parent company
			Mar/2012			Dec/2011
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	84,112	-	84,112	84,112		84,112
Buildings and improvements	1,429,561	(644,184)	785,377	1,429,520	(632,144)	797,376
Machinery, equipment and installations	15,286,491	(6,914,098)	8,372,393	14,900,873	(6,767,658)	8,133,215
Projects in progress	2,667,526	-	2,667,526	2,618,316		2,618,316
Other	502,262	(303,473)	198,789	499,450	(306,491)	192,959
Impairment	(159,991)	-	(159,991)	(160,036)		(160,036)
Total	19,809,961	(7,861,755)	11,948,206	19,372,235	(7,706,293)	11,665,942

						Consolidated
			Mar/2012			Dec/2011
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	417,201	-	417,201	418,426	-	418,426
Buildings and improvements	1,864,608	(694,520)	1,170,088	1,859,991	(678,524)	1,181,467
Machinery, equipment and installations	23,188,273	(8,218,932)	14,969,341	22,755,930	(7,923,353)	14,832,577
Projects in progress	4,038,260	-	4,038,260	3,763,255	-	3,763,255
Other	938,871	(375,854)	563,017	941,649	(349,151)	592,498
Impairment	(159,991)	-	(159,991)	(160,036)	-	(160,036)
Total	30,287,222	(9,289,306)	20,997,916	29,579,215	(8,951,028)	20,628,187

This table was presented in the Company’s 2011 annual financial statements, in Note 16.

The projects in progress mainly relate to operating improvements to increase the economic useful life of machinery and equipment and to the expansion projects, particularly the expansion of the PVC plant in the state of Alagoas and the construction of a new butadiene plant in the state of Rio Grande do Sul. In addition, the balance includes the Company's investment (project finance) in Mexico called Ethylene XXI, for the construction of an ethylene and polyethylene plant through the subsidiary Braskem Idesa.

Impairment test for property, plant and equipment

With the announcement of the shutdown of the refinery of Sunoco scheduled for June 9, 2012 (Note 1(a)), the Company's Management decided to conduct impairment testing for the CGU composed of the PP plants in the United States, which is part of the International Business operating segment, in accordance with the guidelines in CPC 1. The test indicated that there is no need to provision for impairment loss of this CGU.

The assumptions used to determine the discounted cash flow include: cash flows for five years based on the Business Plan, discount rates based on the Weighted Average Cost of Capital (WACC) of 8.1% a year and growth rates to determine the perpetuity based on annual inflation rate according to the CPI (Consumer Price Index – rate available in the USA) of 2.3% per year.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

Considering the impact of the “discount rate” and “growth rate for perpetuity” on the potential cash flows, it was performed a sensitivity analysis with changes in these variables which also indicated that there is no need to  record a provision. This sensitivity analysis considered two scenarios, of which (i) +0.5% in the discount rate, and (ii) - 0.5% growth rate in perpetuity.

There were no significant events or circumstances in the period ended March 31, 2012 that indicate the need for impairment testing on property, plant and equipment of other CGUs and/or operating segments of the Company.

16.                   Intangible assets

							Parent
						Consolidated	company
			Mar/2012	Dec/2011			Mar/2012
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net	Net

Goodwill based on future profitability	3,194,545	(1,130,794)	2,063,751	3,194,545	(1,130,794)	2,063,751	2,058,874
Trademarks and patents	182,876	(64,272)	118,604	189,745	(62,217)	127,528	48,525
Software and use rights	414,374	(175,599)	238,775	410,231	(162,444)	247,787	133,887
Contracts with customers and suppliers	671,190	(106,892)	564,298	671,190	(93,564)	577,626	-
Total	4,462,985	(1,477,557)	2,985,428	4,465,711	(1,449,019)	3,016,692	2,241,286

This table was presented in the Company’s 2011 annual financial statements, in Note 17.

Impairment testing of intangible assets with indefinite useful life

In December 2011, the Company tested intangible assets for impairment and did not identify any losses. The projection of cash flows used was 5 years as from December 2011. The assumptions used to determine the amount using the discounted cash flow method include: projections of cash flows based on estimates of business for future cash flows, discounted rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine perpetuity based on annual inflation measured by the IPCA consumer price index (Índice Nacional de Preços ao Consumidor Amplo).

There were no significant events or circumstances in the period ended March 31, 2012 that indicate the need for impairment testing of the intangible assets with indefinite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

17.                   Borrowings

	Annual financial charges			Consolidated
	Monetary restatement	Average interest (unless otherwise stated)	Mar/2012	Dec/2011
Foreign currency
Bonds and MTN (i)	Note 17 (a)	Note 17 (a)	6,939,714	6,147,427
Advances on exchange contracts (ii)	US dollar exchange variation	2.03%	-	131,668
Export prepayments	Note 17 (b)	Note 17 (b)	1,249,583	1,781,346
BNDES	Note 17 (c)	Note 17 (c)	416,422	413,722
Raw material	US dollar exchange variation	3.02%	6,187	6,322
Export credit notes	Note 17 (d)	Note 17 (d)	703,867	723,153
Project financing (NEXI)	Yen exchange variation	0.95% above Libor	13,371	26,318
Other	US dollar exchange variation	1.93% above Libor	503,264	469,764
Transactions costs, net			(82,854)	(84,525)

Local currency
Export credit notes	Note 17 (d)	Note 17 (d)	1,862,762	2,281,814
BNDES	Note 17 (c)	Note 17 (c)	2,550,687	2,556,521
BNB/ FINAME/ FINEP/ FUNDES		6.81%	533,047	504,476
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.20%	32,567	40,372
Other	Post-fixed monetary correction	106% of CDI	11,008	148,158
Transactions costs, net			(400)	(1,724)
Total			14,739,225	15,144,812

Current liabilities			1,243,609	1,391,779
Non-current liabilities			13,495,616	13,753,033
Total			14,739,225	15,144,812

(i)         Medium Term Notes (MTNs)

(ii)       In February 2012, the Company paid this borrowing in advance.

	Parent company
	Mar/2012	Dec/2011
Foreign currency
Current liabilities	319,193	409,580
Non-current liabilities	6,704,989	7,586,674
	7,024,182	7,996,254
Local currency
Current liabilities	630,634	551,939
Non-current liabilities	3,518,853	3,689,522
	4,149,487	4,241,461

Current liabilities	949,827	961,519
Non-current liabilities	10,223,842	11,276,196
Total	11,173,669	12,237,715

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(a)                    Bonds and MTN

		Issue amount		Interest		Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	Mar/2012	Dec/2011
July 1997		250.000	June 2015	9.38	122,633	123,379
January 2004		250.000	January 2014	11.75	157,109	166,392
September 2006		275.000	January 2017	8.00	241,534	253,563
June 2008		500.000	June 2018	7.25	932,150	942,622
May 2010		400.000	May 2020	7.00	744,259	752,951
May 2010		350.000	May 2020	7.00	655,468	663,296
October 2010		450.000	no maturity date	7.38	834,391	858,981
April 2011		750.000	April 2021	5.75	1,397,779	1,419,013
July 2011		500.000	July 2041	7.13	923,311	967,230
February 2012	(i)	250.000	April 2021	5.75	467,530	-
February 2012	(ii)	250.000	no maturity date	7.38	463,550	-
Total		4,225,000			6,939,714	6,147,427

(i)       On February 2, 2012, the Company concluded the bond issue in the amount of US$250 million that represented an additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)     On February 14, 2012, the Company concluded the bond issue in the amount of US$250 million that represented an additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(b)                    Export prepayments (“EPP”)

		Initial amount
		of the transaction			Consolidated
Issue date		(US$ thousand)	Maturity	Charges (% per year)	Mar/2012	Dec/2011
December 2005		55.000	December 2012	US dollar exchange variation + semiannual Libor + 1.60	18,790	25,803
July 2006	(i)	95.000	June 2013	US dollar exchange variation + 3.17	27,051	33,416
July 2006	(i)	75.000	July 2014	US dollar exchange variation + 2.73	63,781	72,696
March 2007	(i)	35.000	March 2014	US dollar exchange variation + 4.10	36,444	47,147
April 2007	(ii)	150.000	April 2014	US dollar exchange variation + 3.40	-	282,206
March 2010	(iii)	100.000	March 2015	US dollar exchange variation + 4.67	-	190,808
May 2010		150.000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	277,600	282,093
June 2010		150.000	June 2016	US dollar exchange variation + semiannual Libor + 2.60	276,122	281,869
December 2010		100.000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	184,505	187,783
March 2011	(iv)	200.000	February 2021	US dollar exchange variation + semiannual Libor + 1.20	365,290	377,525
Total		1,110,000			1,249,583	1,781,346

(i)       Braskem contracted hedge transactions for certain export prepayment contracts in order to offset the variation in LIBOR (Note 18.2.1(b.i)). On March 31, 2012, the breakdown of the charges on these contracts already shows the nominal rate applied taking into consideration these transactions.

(ii)     On March 31, 2012, the balance of financial investments of Braskem Holanda was irrevocably offset in the consolidated financial statements using the balance of EPP of the Parent Company, in accordance with the credit assignment contract entered into between those companies and Banco Bradesco (Note 6). Such offsetting is allowed under CPC 39 when there is intent to realize a financial asset and to settle a financial liability simultaneously.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(iii)   On March 29, 2012, this borrowing was completely settled in advance.

(iv)   The operation establishes formal financial covenants between the Company and the financial institution (Note 17(i)).

(c)                    BNDES borrowings

Braskem has borrowings contracted with the Brazilian Development Bank (BNDES), with a breakdown by project presented below:

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Mar/2012	Dec/2011
Other	2005/2006	September 2016	TJLP + 0.52 to 3.50	150,587	166,862
Other	2005/2006	October 2016	US dollar exchange variation + 6.44 to 6.64	10,799	11,764
Other	2005/2006	October 2016	Monetary variation (UMBNDES) + 5.54 to 6.34	2,876	3,683
Plant PP - Paulinia	2006	December 2014	TJLP + 2.40 to 3.40	224,596	245,014
Plant PP - Paulinia	2006	January 2015	US dollar exchange variation + 6.54	22,803	25,546
Limit of credit UNIB-South	2006	May 2014	TJLP + 2.02 to 3.00	79,959	92,131
Limit of credit UNIB-South	2006	July 2014	US dollar exchange variation + 5.46 to 6.14	15,413	17,866
Braskem Qpar expansion	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	426,515	460,270
Braskem Qpar expansion	2006/2007/2008	April 2016	US dollar exchange variation + 6.14 to 6.64	39,737	44,047
Braskem Qpar expansion	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.29	2,549	2,862
Limit of credit I	2007	April 2015	TJLP + 1.81 to 2.32	239,034	260,851
Limit of credit I	2007	April 2015	US dollar exchange variation + 4.96 to 5.85	51,601	57,813
Green PE	2008/2009	June 2017	TJLP + 0.00 to 4.78	484,688	508,083
Green PE	2009	July 2017	US dollar exchange variation + 6.22	46,127	49,463
Limit of credit II	2009	January 2017	TJLP + 2.58 to 3.58	312,549	327,902
Limit of credit II	2009	January 2017	US dollar exchange variation + 6.22	81,523	87,694
Limit of credit II	2009	January 2017	4.50	16,874	17,582
Plant expansion PVC Alagoas	2010	December 2019	TJLP + 0.00 to 3.58	261,403	261,403
Plant expansion PVC Alagoas	2010	January 2020	US dollar exchange variation + 6.22	66,672	68,630
Plant expansion PVC Alagoas	2010	January 2020	5.50	30,169	30,129
Limit of credit III	2011	January 2018	TJLP + 2.05 to 3.45	244,354	122,234
Limit of credit III	2011	January 2018	US dollar exchange variation + 6.09	56,123	28,169
Butadiene	2011	December 2020	TJLP + 2.45 to 3.45	80,252	64,060
Butadiene	2011	January 2021	US dollar exchange variation + 6.09	19,906	16,185
Total				2,967,109	2,970,243

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2012	Dec/2011
December 2005	(i)	100,000	March 2014	106% of CDI	-	105,345
January 2006		11,500	January 2014	108% of CDI	4,699	7,731
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	146,665	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	94,610	95,533
May 2007	jan-	146,010	May 2019	Us dollar exchange variation + 7.85	140,293	141,636
January 2008	jan-	266,430	February 2020	Us dollar exchange variation + 7.30	276,585	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	45,714	47,950
April 2010		50,000	March 2014	12.16	62,628	60,861
June 2010		200,000	June 2014	12.13	244,471	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI	84,145	81,818
February 2011		250,000	February 2014	99% of CDI	281,286	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	459,904	461,209
June 2011		80,000	June 2014	98.5% of CDI	86,617	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	403,639	404,267
October 2011	(i)	250,000	April 2012	108.3% of CDI	-	158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI	-	405,240
January 2012		200,000	December 2013	103% of CDI	205,059	-
February 2012		30,000	December 2012	8.50	30,314	-
Total		3,215,309			2,566,629	3,004,967

(i)       In March 2012, the Company settled these borrowings in advance.

(ii)     The Company entered into a swap operation for this borrowing, which was designated as hedge accounting (Note 18.2.1(b.ii)).

(iii)   The Company entered into hedge transactions for certain NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 18.2.1(a.ii)).

(e)                    Project finance - NEXI

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand (R$136,496) and YEN 6,628,200 thousand (R$141,529), respectively. The principal is repayable in 11 installments as from March 2007, with final maturity in June 2012. The Company entered into swap agreements for the entire amount of these debts (Note 18.2.1 (a.i)).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(f)                     Payment schedule

The long-term amounts mature as follows:

		Consolidated
	Mar/2012	Dec/2011

2013	853,684	1,252,464
2014	1,601,037	1,781,917
2015	1,083,775	1,123,509
2016	1,195,148	1,204,472
2017	586,188	565,456
2018	1,301,215	1,331,131
2019	1,132,590	1,536,264
2020	1,711,622	1,754,200
2021	1,849,171	1,430,065
2022 and thereafter	2,181,186	1,773,555
Total	13,495,616	13,753,033

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(g)                    Capitalized financial charges

The Company and its subsidiaries capitalized financial charges in the period ended March 31, 2012 in the amount of R$32,953 (R$5,056 on March 31, 2011), including monetary and exchange variation. The average rate of these charges in the period was 7.46% per year (7.28% per year on March 31, 2011).

(h)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

			Total
		Total	debt
Loans	Maturity	guaranteed	Mar/2012	Guarantees

BNB	December 2022	234,922	234,922	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2020	2,965,637	2,952,124	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	204,342	204,342	Mortgage of plants, land and property, pledge of machinery and equipment
NEXI	June 2012	13,371	13,371	Insurance policy
EPP	March 2014	36,444	36,444	Mortgage guarantees of 2° grade and land
FINEP	January 2019	120,143	64,942	Bank surety
FINAME	July 2015	5,777	5,777	Pledge of equipment
Total		3,580,636	3,511,922

(i)                      Financial covenants

Some of the borrowing agreements of the Company (Note 17 (b.iv) and 17e)) establish limits for certain indicators related to the capacity to contract debt and pay interest.

The first indicator establishes a limit for the indebtedness of the Company based on its EBITDA generating capacity.

The second indicator stipulated in the agreements of the Company is the division of consolidated EBITDA by net interest, which corresponds to the difference between interest paid and interest received.

On March 31, 2012, the Company was in compliance with all commitments undertaken.

The information related to borrowings was presented in the Company’s 2011 annual financial statements, in Note 19.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

18.                   Financial instruments

18.1.             Non-derivative financial instruments

		Fair value			Book value		Fair value
	Classification by category	hierarchy	Note	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Cash and cash equivalents			5
Cash and banks	Loans and receivables			241,143	349,916	241,143	349,916
Financial investments in Brazil	Held-for-trading	Level 2		394,799	435,580	394,799	435,580
Financial investments in Brazil	Loans and receivables			2,172,955	1,464,245	2,172,955	1,464,245
Financial investments abroad	Held-for-trading	Level 2		494,222	737,078	494,222	737,078
				3,303,119	2,986,819	3,303,119	2,986,819

Financial investments			6
FIM Sol investments	Held-for-trading	Level 2		35,177	36,410	35,177	36,410
Investiments in foreign currency	Held-for-trading	Level 2		9,111	10,716	9,111	10,716
Shares	Held-for-trading	Level 1		3,023	3,023	3,023	3,023
FIM Sol investments	Loans and receivables			238,039	116,007	238,039	116,007
Quotas of receivables investment fund	Held-to-maturity			39,269	34,720	39,269	34,720
Restricted deposits	Held-to-maturity			3,754	4,173	3,754	4,173
				328,373	205,049	328,373	205,049

Trade accounts receivable	Loans and receivables		7	2,472,571	1,894,812	2,472,571	1,894,812

Related parties			9 (b)
Assets	Loans and receivables			59,327	58,169	59,327	58,169

Trade payables	Other financial liabilities			8,944,232	6,847,340	8,944,232	6,847,340

Borrowings			17
Foreign currency	Other financial liabilities			9,749,554	9,699,720	10,191,892	9,956,792
Local currency	Other financial liabilities			4,989,671	5,531,341	4,990,364	5,531,765
				14,739,225	15,231,061	15,182,256	15,488,557

Debentures	Other financial liabilities		0	17,582	19,102	17,582	19,102

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 - Fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option; and

Level 3 - techniques that use data that have a significant effect on fair value and that are not based on observable market data, that is, unobservable inputs. The Company did not apply this technique on its financial instruments.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

18.2.             Derivative financial instruments

			Characteristics of the operation			Change in
						fair value	Financial
Identification			Asset part	Liability part	Dec/2011	(Note 18.2.2)	settlement	Mar/2012

Non-hedge accouting transactions
Foreign exchange swap		Note 18.2.1 (a.i)	Iene	CDI	649	2,560	(2,605)	604
Foreign exchange swap		Note 18.2.1 (a.ii)	CDI	Dolar	70,969	17,075	8,608	96,652
Repurchase of shares swap	(i)	Note 18.2.1 (a.iii)	Share value	CDI	2,263	(1,781)		482
Commodity swap - naphtha	(ii)		Fixed price	Variable price	480	(24)	(456)
Commodity swap - ethanol	(ii)		Variable price	Fixed price	(202)	(51)	253
Commodity swap - naphtha	(ii)	Note 18.2.1 (a.iv)	Brent (iii)	Naphtha		155		155
Commodity swap - ethanol	(ii)	Note 18.2.1 (a.v)	Reais	Dolar		1,369		1,369
					74,159	19,303	5,800	99,262
Hedge accounting transactions

Interest rate swaps		Note 18.2.1 (b.i)	Libor	Fixed rate	19,309	621	(5,838)	14,092
Interest rate swaps		Note 18.2.1 (b.ii)	Pre-contractual rate	CDI	(833)	(262)		(1,095)
					18,476	359	(5,838)	12,997

Current assets (other receivables)					(1,035)			(1,095)
Current liability (hedge operations)					83,392			111,980
Non-current liabilities (hedge operations)					10,278			1,374
					92,635			112,259

(i)         The Braskem’s shares that were repurchased by a financial institution involved swap transactions (Note 26(c)).

(ii)       In January 2012, the Company settled its commodity swap operations for naphtha and ethanol, which sought to hedge the fixed price and the fluctuation in the variable prices of these commodities, respectively, and entered into new operations to hedge the price of naphtha based on the price of Brent oil (used to produce naphtha), and, in the case of the ethanol swap agreement, swap the price in Brazilian real for U.S. dollar.

(iii)      Brent – reference oil price.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

18.2.1.       Operations outstanding at March 31, 2012

(a)                    Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$19,303 related to the change in the fair value of these swaps for the period ended March 31, 2012.

(a.i)        Swaps related to project finance (NEXI)

					Fair value
Identification	Nominal value	Interest rate	Maturity	Mar/2012	Dec/2011
Swap NEXI I	28,987	104.29% CDI	June 2012	156	(129)
Swap NEXI II	136,495	101.85% CDI	March 2012		1,468
Swap NEXI III	86,110	103.98% CDI	June 2012	408	(503)
Swap NEXI IV	27,903	103.98% CDI	June 2012	40	(187)
Total	279,495			604	649

In current liabilities (hedge operations)				604	649
Total				604	649

The purpose of these swap operations is to offset the interest rate risk arising the borrowings mentioned in Note 17(e.i).

(a.ii)       Swaps related to export credit notes (NCE)

					Fair value
Identification	Nominal value	Interest rate	Maturity	Mar/2012	Dec/2011
Swap NCE I	200,000	5.44%	August 2019	36,269	32,023
Swap NCE II	100,000	5.40%	August 2019	16,060	13,952
Swap NCE III	100,000	5.37%	August 2019	14,610	12,512
Swap NCE IV	100,000	5.50%	April 2019	7,630	6,267
Swap NCE V	100,000	5.50%	April 2019	7,464	6,215
Swap NCE VI	150,000	5.43%	April 2019	6,755
Swap NCE VII	100,000	4.93%	April 2019	7,864
Total	850,000			96,652	70,969

In current liabilities (hedge operations)				96,652	70,969
Total				96,652	70,969

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(d).

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(a.iii)      Swaps related to share repurchases (Note 26(c))

					Fair value
Identification	Nominal value	Interest rate	Maturity	Mar/2012	Dec/2011
Repurchase TRS	19,830	108% CDI	August 2012	482	2,263
Total	19,830			482	2,263

In current liabilities (hedge operations)				482	2,263
Total				482	2,263

(a.iv)      Naphtha swaps

	Amount
	of barrel				Fair value
Identification	BBL (i)	Floating spread US$	Maturity	Mar/2012	Dec/2011
Swap of commodity - naphtha	44,500	Brent - US$ 5.9	April 2012	121
Swap of commodity - naphtha	44,500	Brent - US$ 5.8	April 2012	117
Swap of commodity - naphtha	44,500	Brent - US$ 5.4	April 2012	81
Swap of commodity - naphtha	44,500	Brent - US$ 5.3	April 2012	70
Swap of commodity - naphtha	44,500	Brent - US$ 4.7	April 2012	24
Swap of commodity - naphtha	44,500	Brent - US$ 3.6	April 2012	(65)
Swap of commodity - naphtha	44,500	Brent - US$ 5.8	April 2012	(113)
Swap of commodity - naphtha	44,500	Brent - US$ 5.8	April 2012	(113)
Swap of commodity - naphtha	44,500	Brent - US$ 4.0	April 2012	33
Total	400,500			155

In current liabilities (hedge operations)				155
Total				155

(i)    BBL – oil barrel

(a.v)       Ethanol swaps (NDF)

					Fair value
Identification	Nominal value	Rate	Maturity	Mar/2012	Dec/2011
Swap of commodity - ethanol (NDF)	5,496	1.87%	August 2012	(6)
Swap of commodity - ethanol (NDF)	5,517	1.88%	September 2012	(3)
Swap of commodity - ethanol (NDF)	5,537	1.89%	October 2012	1
Swap of commodity - ethanol (NDF)	5,558	1.90%	November 2012	2
Swap of commodity - ethanol (NDF)	5,568	1.91%	December 2012	1
Swap of commodity - ethanol (NDF)	5,690	1.92%	January 2013	(2)
Swap of commodity - ethanol (NDF)	7,057	1.75%	July 2012	425
Swap of commodity - ethanol (NDF)	2,137	1.76%	August 2012	130
Swap of commodity - ethanol (NDF)	2,161	1.78%	September 2012	131
Swap of commodity - ethanol (NDF)	2,186	1.78%	October 2012	134
Swap of commodity - ethanol (NDF)	2,948	1.79%	November 2012	183
Swap of commodity - ethanol (NDF)	2,981	1.80%	December 2012	186
Swap of commodity - ethanol (NDF)	3,014	1.81%	January 2013	187
Total	55,850			1,369

In current liabilities (hedge operations)				1,369
Total				1,369

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Hedge accounting transactions

(b.i)        Interest rate swaps related to export prepayments (EPP)

Identification	Nominal value				Fair value
	(US$ thousand)	Interest rate	Maturity	Mar/2012	Dec/2011
Swap EPP X	35,000	2.50%	March 2014	1,209	1,216
Swap EPP XI	75,000	1.95%	July 2014	937	1,079
Swap EPP XIV	50,000	2.64%	April 2014	3,522	3,452
Swap EPP XV	100,000	2.62%	April 2014	6,989	6,848
Swap EPP XVI	47,500	1.67%	June 2013	141	184
Swap EPP XVII	75,000	2.20%	March 2015	-	4,923
Swap EPP XIX	25,000	2.17%	March 2015	1,294	1,608
Total	407,500			14,092	19,309

In current liabilities (hedge operations)				12,718	9,031
In non-current liabilities (hedge operations)				1,374	10,278
Total				14,092	19,309

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(b).

(b.ii)       Swaps related to export credit notes (NCE)

	Nominal value				Fair value
Identification	(US$ thousand)	Interest rate	Maturity	Mar/2012	Dec/2011
Swap NCA I	42,612	100.70% CDI	September 2012	(1,095)	(833)
Total	42,612			(1,095)	(833)

In current assets (other receivables)				(1,095)	(833)
Total				(1,095)	(833)

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(d).

(c)                    Effectiveness test of transactions designated for hedge accounting

The effectiveness test at March 31, 2012, showed that the derivatives were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the end of the reporting period, and that all other conditions for qualifying these instruments for hedge accounting were met. Consequently, the effective portion of the changes in the fair value of the derivatives, amounting to R$359 (Note 18.2.2), was recorded as "other comprehensive income".

(d)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on March 31, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$47,940 for the EPP swaps, US$75,700 for NCE swap and R$26,950 for the NEXI swaps.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

18.2.2.       Hedge operations presented under “other comprehensive income”

in shareholders' equity

The derivatives indicated in item 18.2.1 (b) were designated as cash flow hedge, resulting in closing balances under “other comprehensive income”. The appropriations of interest are allocated to interest expenses in the financial expenses group. The summary of changes in the account is as follows:

		Appropriation of	Change in
	Dec/2011	interest	fair value	Mar/2012

Swaps EPP	(17,071)	15,972	(621)	(1,720)
Swap NCE	833	-	262	1,095
	(16,238)	15,972	(359)	(625)

On March 31, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$15,613, which, with the effect of income tax and social contribution of R$5,309, amounts to R$10,304 and is presented in “other comprehensive income” under shareholders' equity.

18.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. As of March 31, 2012, the credit ratings were as follows:

			Percentage
1	Minimum risk		21.05
2	Low risk		30.19
3	Moderate risk		35.48
4	High risk		4.60
5	Very high risk	(i)	8.69

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group that are still active purchase from Braskem and pay in advance.

Delinquency indicators:

•           Mar/2012: 0.36%

•           Dec/2011: 0.18%

•           Dec/2010: 0.13%

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Mar/2012	Dec/2011
Financial assets with risk assessment
AAA	3,300,415	2,868,992
AA	8	206
AA-	78,009	72,029
A+	95,677	96,464
A	24	28
A-	22,748	71,367
BB+	14,922	19,028
B+	2,594	3,590
	3,514,397	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	74,444	34,720
Sundry funds (i)	9,220	10,723
Restricted deposits (ii)	3,754	4,173
Other financial assets with no risk assessment	29,677	10,548
	117,095	60,164

Total	3,631,492	3,191,868

(i)    Financial assets with no internal or external ratings.

(ii)   Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On March 31, 2012, Braskem has balances rated at "B+" and “BB+" related to the jointly controlled companies Propilsur and Polimerica, in the amount of R$2,594 (R$3,590 on December 31, 2011) and Time Deposits with Special Guarantee (DPGE) in the amount of R$14,922 (R$19,028 on December  31, 2011), respectively. The DPGEs are guaranteed by the Credit Guarantee Fund – FGC, which makes these investments appropriate to Braskem’s policy.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

18.4.             Sensitivity analysis

The financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2012, the two main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real-U.S. dollar exchange rate;

•      LIBOR floating interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that may represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

The Market Readout published by the Central Bank of Brazil on March 30, 2012 was used to create the probable scenario for the reference date December 31, 2012. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

For the interest rate variables not considered in the Market Readout, the probable scenario considered was the percentage variation in the Interbank Certificate of Deposit (CDI) rate. For the exchange rate variables not included in the Market Readout survey, the probable scenario considered was the percentage variation in the U.S. dollar-Brazilian real exchange rate.

For the Brazilian real-U.S. dollar exchange rate, an increase of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on March 31, 2012.

For the LIBOR interest rate, a decrease of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on March 31, 2012.

The sensitivity amounts in the table below are the changes in the value of the financial instruments in each scenario, except for table (e), which shows the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Sensitivity to the Brazilian real-U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real-US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Advances on exchange contracts	11,899	(104,032)	(208,065)
BNDES	34,516	(301,783)	(603,565)
Bonds	180,683	(1,579,764)	(3,159,527)
Working capital / structured operations	177	(1,547)	(3,094)
Raw material financing	4,492	(39,277)	(78,554)
Medium-Term Notes	13,254	(115,888)	(231,775)
EPP	(14,499)	126,772	253,544
Financial investments abroad	(1,770)	(280,016)	(560,031)
EPP debt, plus hedge, of which:
EPP debt	3,703	(32,380)	(64,760)
Swap EPP	403	(3,523)	(7,046)
Other swaps	26,641	(232,933)	(465,867)

(d)                    Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Raw material financing	5	(46)	(91)
EPP	961	(8,329)	(16,534)
EPP debt, plus hedge, of which:
EPP debt	111	(963)	(1,912)
Swap EPP	(111)	963	1,912

The information related to financial instruments was presented in the 2011 annual financial statements, in Note 21.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

19.                   Taxes payable

		Parent company				Consolidated
	Note	Mar/2012		Dec/2011		Mar/2012		Dec/2011

IPI		34,656	#	24,259	#	52,197	#	38,654
PIS and COFINS		-	#	-	#	5,947	#	7,172
IR	(a)	12,775	#	13,792	#	124,369	#	27,712
ICMS		20,926	#	29,861	#	125,569	#	135,131
Tax debt refinancing program - Law No.11,941/09		1,603,072	#	1,600,556	#	1,672,610	#	1,669,976
Other		48,628	#	48,040	#	65,150	#	64,521
Total		1,720,057		1,716,508		2,045,842		1,943,166

Current liabilities		219,736		215,924	#	434,941		329,987
Non-current liabilities		1,500,321	#	1,500,584	#	1,610,901	#	1,613,179
Total		1,720,057		1,716,508		2,045,842		1,943,166

(a)               Income tax

Braskem recognized current income tax when recording the damages received from the agreement between Sunoco and Braskem America in the amount of R$82,587 (Note 1(a)).

The information related to taxes payable was presented in the Company’s 2011 annual financial statements, in Note 22.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

20.                   Income tax and social contribution

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

		Parent company			Consolidated
	Mar/2012	Mar/2011	Mar/2012		Mar/2011

Profit before IR and CSL and participation of non-controlling interest	164,846	415,411	210,668		448,915

IR and CSL at the rate of 34%	(56,048)	(141,240)	(71,627)		(152,631)

Permanent adjustments to the IR and CSL
calculation basis
IR and CSL on equity in results of investees	45,805	26,883	(714)		(5,639)
Tax incentives (Sudene and PAT)	-	7,038	-		7,370
Other permanent differences	(1,045)	134	13,870		6,964
Effect of IR and CSL on results of operations	(11,288)	(107,185)	(58,471)		(143,936)

Breakdown of IR and CSL:

Current IR and CSL	-	(28,873)	(102,044)		(76,073)
Tax incentives (Sudene and PAT)	-	7,038	-		7,370
Current IR and CSL	-	(21,835)	(102,044)		(68,703)

Deferred IR and CSL	(11,288)	(85,350)	43,573	#	(75,233)
Deferred IR and CSL	(11,288)	(85,350)	43,573	#	(75,233)

Total IR and CSL	(11,288)	(107,185)	(58,471)		(143,936)

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(b)               Deferred income tax and social contribution

	Parent company		Consolidated
Breakdown of deferred IR and CSL	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Non-current assets
Tax losses and negative base	184,209	29,199	755,063	545,147
Goodwill amortized	46,857	60,082	50,487	63,821
Temporary differences	198,779	173,627	294,742	255,785
Business combination - Quattor	89,770	89,770	239,855	238,314
Pension plan	45,604	45,604	45,604	45,604
Deferred charges - write-off	9,699	11,199	77,229	82,952
Other (i)	213	5,521	213	5,521
Total	575,131	415,002	1,463,193	1,237,144

Non-current liabilities
Amortization of goodwill based on future profitability (i)	448,266	420,537	508,239	474,985
Tax depreciation (i)	159,900	129,137	264,157	213,684
Exchange variations	165,137	54,276	165,137	54,275
Other temporary differences	5,393	5,779	306,400	321,033
Business combination	70,346	87,947	640,207	667,040
Write-off negative goodwill of incorporated subsidiarie	2,226	2,375	2,226	2,375
Additional indexation PP&E	181,764	168,219	181,764	168,220
Other (i)	44,408	32,446	49,586	37,359
Total	1,077,440	900,716	2,117,716	1,938,971

(i) Adequacy Law Nos. 11,638/07 and 11,941/09

(c)               Realization of deferred income tax and social contribution

In December 2011, the Company assessed the realization of deferred income tax and social contribution by analyzing the grounds for accruing and realizing the amounts that comprise its calculation base.

There were no material events or circumstances in the quarter ended March 31, 2012 that indicate any compromising of the realization of these taxes.

The information related to income tax and social contribution was presented in the Company’s 2011 annual financial statements, in Note 23.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

21.                   Sundry provisions

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Provision for costumers bonus	5,714	10,053	10,303	13,577
Provision for recovery of environmental damages	25,281	30,451	31,526	36,777
Judicial and administrative provisions	73,167	73,168	270,412	266,302
Other	-	-	4,922	5,067
Total	104,162	113,672	317,163	321,723

In current liabilities	9,249	18,759	15,773	23,629
In non-current liabilities	94,913	94,913	301,390	298,094
Total	104,162	113,672	317,163	321,723

The composition of judicial provisions is as follows:

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Labor claims	27,986	27,986	36,299	36,718

Tax claims
Income tax and social contribution	-	-	28,404	27,753
PIS and COFINS	-	-	31,107	30,354
ICMS - interstate purchases	-	-	75,279	73,457
ICMS - other	-	-	53,820	52,518
Other	38,197	38,197	38,197	38,197

Societary claims and other	6,984	6,985	7,306	7,305
	73,167	73,168	270,412	266,302

This table was presented in the Company’s 2011 annual financial statements, in Note 24.

22.                   Private pension plans

The amounts recognized for defined benefit pension plans are as follows:

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011

Novamont Braskem America	-	-	797	821
Petros Copesul plan	134,506	134,506	134,506	134,506
Braskem Alemanha	-	-	14,618	14,248
	134,506	134,506	149,921	149,575

The information related to private pension plans was presented in the Company’s 2011 annual financial statements, in Note 26.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

23.                   Advances from customers – non-current liabilities

On March 31, 2012, the balance of this line includes advances of R$140 million (US$75 million) from customers overseas for the acquisition of butadiene to be supplied between February 2013 and December 2016.

The information related to advances from customers was presented in the Company’s 2011 annual financial statements, in Note 27.

24.                   Other accounts payable

The main balance of this item refers to notes payable to BNDESPAR Participações S.A. in the amount of R$240,948 (R$235,968 on December 31, 2011), which on August 9, 2010 exercised its option to sell shares in Riopol to Braskem, as part of the business combination of Braskem Qpar (current name of Quattor).

This table was presented in the Company’s 2011 annual financial statements, in Note 18.

25.                   Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising in the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. Lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 21 of this Quarterly Information.

Based on the opinion of the internal legal advisors, there were no significant additions of lawsuits that involve the risk of losses classified as possible or significant changes in the progress of the existing lawsuits.

The description of the main contingent liabilities of the Company was presented in the 2011 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

26.                   Shareholders’ equity

(a)                    Capital

On March 31, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 801,665,617 shares with no par value and divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares.

(b)                    Treasury shares

The breakdown of treasury shares is as follows:

	Parent company		Consolidated
	Mar/2012	Dec/2011	Mar/2012	Dec/2011
Quantity
Common shares	411	411	411	411
Preferred shares class "A"	1,542,258	1,542,258	2,697,016	2,697,016
	1,542,669	1,542,669	2,697,427	2,697,427

Amount (R$ thousand)	11,325	11,325	60,217	60,217

(c)                    Ongoing share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company may acquire up to 12,162,504 class A preferred shares at market price.

As from March 31, 2012, 1,405,400 shares had been repurchased by financial institutions for R$19,830, at a weighted average cost of R$14.11 (minimum of R$13.26 and maximum of R$15.15). On March 30, 2012, the market price of these shares was R$20,308.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

(d)                    Other comprehensive income

							Parent company and consolidated
	Note	Additional indexation of PP&E price-level	Deemed cost of jointly-controlled subsidiary	Fair value of cash flow hedges	Foreign currency translation adjustment	Gain on interest in subsidiary	Total

As of December 31, 2010	0	353,777		(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or writte-off assets	0	(10,317)					(10,317)
Income tax and social contribution on realization	0	3,508					3,508

Deemed cost
Deemed cost of jointly-controlled subsidiary			22,779				22,779

Cash flow hedges
Change in fair value	0			2,325			2,325
Transfer to result	0			10,212			10,212
Tax on fair value gains	0			(1,551)			(1,551)

Foreign currency translation adjustment	0				(2,228)		(2,228)

As of March 31, 2011	0	346,968	22,779	(42,306)	(81,363)		246,078

As of December 31, 2011		326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation	0
Realization by depreciation or writte-off assets	0	(10,317)					(10,317)
Income tax and social contribution on realization	0	3,508					3,508

Deemed cost	0
Realization by depreciation or writte-off assets	0		(348)				(348)
Income tax and social contribution on realization	0		118				118

Cash flow hedges	19.2.2
Change in fair value	0			(359)			(359)
Transfer to result	0			15,972			15,972
Tax on fair value gains	0			(5,309)			(5,309)

Gain on interest in subsidiary	14 (b)					1,018	1,018

Foreign currency translation adjustment	0				(55,631)		(55,631)

As of March 31, 2012	0	319,732	20,929	(412)	(80,135)	4,124	264,238

The information related to the Company’s shareholders’ equity was presented in its 2011 annual financial statements, in Note 29.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

27.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Mar/2012		Mar/2011
	Basic	Diluted	Basic	Diluted

Profit for the period attributed to Company's shareholders	153,558	153,558	308,226	308,226

Dividends attributable to priority	-	-	-	-
Preferred share class "A"	153,294	153,426	209,417	209,495
Preferred share class "A" potentially convertible	-	132	-	179
(the ratio of 2 shares class "B" for each share class "A")	-	-	-	-
Preferred share class "B"	264	-	359	-
	153,558	153,558	209,776	209,674

Distribution of 6% of the unit value of common shares	-	-	98,450	98,552

Reconciliation of income available for distribution, by class (numerator):
Common shares	-	-	98,450	98,552
Preferred shares class "A"	153,294	153,426	209,417	209,495
Preferred share class "A" potentially convertible	-	132	-	179
(the ratio of 2 shares class "B" for each share class "A")	-	-	-	-
	153,294	153,558	307,867	308,226

Weighted average number of shares, by class (denominator):
Common shares (i)	-	-	374,037,569	374,037,569
Preferred shares class "A" (ii)	345,300,320	345,300,320	346,724,221	346,724,221
Preferred share class "A" potentially convertible	-	-	-	-
(the ratio of 2 shares class "B" for each share class "A")	-	296,909	-	296,909
	345,300,320	345,597,229	720,761,790	721,058,699

Earnings per share (in R$)
Common shares	-	-	0.2632	0.2635
Preferred shares class "A"	0.4439	0.4443	0.6040	0.6042

(i)         On March 31, 2012, the net income for the period of R$153,558 was insufficient for the distribution of dividends to the common shares, for which reason this class of shares was removed from the weighted average used to calculate earnings per share.

(ii)       In the calculation of the weighted average, the Company’s shares repurchased by a financial institution that are not yet recorded as “treasury shares” were excluded from the base (Note 26 (c)).

The information related to the Company’s earnings per share was presented in its 2011 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

28.                   Net sales revenues

	Parent company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Sales revenue
Domestic market	4,298,027	4,063,277	6,207,556	6,134,075
Foreign market	1,323,734	1,031,478	3,612,742	2,899,078
	5,621,761	5,094,755	9,820,298	9,033,153
Sales deductions
Taxes	(981,697)	(980,672)	(1,506,745)	(1,566,924)
Sales returns and other	(65,370)	(36,261)	(81,124)	(78,141)
	(1,047,067)	(1,016,933)	(1,587,869)	(1,645,065)

Net sales revenue	4,574,694	4,077,822	8,232,429	7,388,088

This table was presented in the Company’s 2011 annual financial statements, in Note 31.

29.                   Tax incentives

Braskem receives certain tax incentives granted during the determination of federal and state taxes. On March 31, 2012, the Company recognized credits related to the PRODESIN – ICMS and REINTEGRA tax incentives amounting to R$6,531 and R$48,172, respectively, in its statement of operations. In the first quarter of 2012, the Company did not record credits from the SUDENE – IR tax incentive as a result of the tax loss recorded in the period.

The information related to tax incentives was presented in the Company's 2011 annual financial statements, in Note 32.

30.                     Other net operating income (expenses) - consolidated

In the period ended March 31, 2012, the main amounts under this item were as follows:

(i)       residual value of written-off  property, plant and equipment in the amount of R$25,739;

(ii)     recording of damages provided for under the supply agreement between Sunoco and Braskem America in the amount of R$235,962 (Note 1(a)).

The information related to the Company’s other net operating income (expenses) was presented in the 2011 annual financial statements, in Note 33.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

31.                   Financial results

	Parent company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Financial income
Interest income	47,435	62,345	64,440	64,786
Monetary variations	10,315	47,846	12,080	20,080
Exchange rate variations	(44,989)	191	11,422	(10,148)
Other	169	2,205	1,894	3,579
	12,930	112,587	89,836	78,297

Financial expenses
Interest expenses	(219,306)	(203,071)	(248,006)	(208,889)
Monetary variations	(67,165)	(54,128)	(79,311)	(72,274)
Exchange rate variations	286,268	219,752	251,370	225,218
Update of tax and labor debts	(39,720)	(35,822)	(47,589)	(36,879)
Tax expenses on finacial operations	(6,980)	(2,976)	(7,591)	(3,562)
Discounts granted	(5,517)	(4,746)	(10,880)	(9,863)
Loans transaction costs - amortization	(983)	(504)	(4,136)	(3,825)
Adjustment to present value - appropriation	(2,488)	(372)	(9,352)	(4,738)
Other	(13,686)	(8,906)	(38,484)	(20,442)
	(69,577)	(90,773)	(193,979)	(135,254)

Total	(56,647)	21,814	(104,143)	(56,957)

	Parent company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011
Interest income
Held-for-trading	1,151	38,399	13,509	39,367
Loans and receivables	38,890	18,024	39,713	18,869
Held-to-maturity	4,549	3,310	4,549	3,310
	44,590	59,733	57,771	61,546
Other assets not classifiable	2,845	2,612	6,669	3,240
Total	47,435	62,345	64,440	64,786

This table was presented in the Company’s 2011 annual financial statements, in Note 34.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

32.                   Expenses by nature

	Parent company		Consolidated
	Mar/2012	Mar/2011	Mar/2012	Mar/2011

Classification by nature:
Raw materials other inputs	(3,456,705)	(2,865,966)	(6,416,733)	(5,400,625)
Personnel expenses	(238,995)	(226,203)	(429,173)	(386,095)
Outsourced services	(50,297)	(129,754)	(240,332)	(214,128)
Tax expenses	(7,125)	(7,336)	(14,008)	(14,581)
Depreciation, amortization and depletion	(270,906)	(252,673)	(440,286)	(411,704)
Variable selling expenses	(85,358)	(73,788)	(142,692)	(129,752)
Freights	(204,748)	(157,303)	(294,758)	(225,060)
Other expenses	(143,899)	(49,243)	(130,271)	(93,280)
Total	(4,458,033)	(3,762,266)	(8,108,253)	(6,875,225)

Classification by function:
Cost of products sold	(4,146,710)	(3,460,794)	(7,599,568)	(6,390,213)
Selling	(49,384)	(37,745)	(98,722)	(82,831)
Distribution	(90,322)	(79,116)	(129,998)	(119,673)
General and administrative	(153,457)	(171,958)	(255,519)	(262,881)
Research and development	(18,160)	(12,653)	(24,446)	(19,627)
Total	(4,458,033)	(3,762,266)	(8,108,253)	(6,875,225)

This table was presented in the Company’s 2011 annual financial statements, in Note 35.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

33.                   Segment information

On April 10, 2012, the Business Leader of Braskem (chief executive officer) announced the Company's new corporate structure (Note 35(a)). The change regarding the structure for the presentation of segment information, presented in Note 36 of the Company's 2011 financial statements, consists of the transfer of the green polyethylene business from the International Business segment to the Polyolefins segment. The information below already includes these changes, since the Company’s chief decision maker has already assessed the quarterly information considering the new corporate structure. The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

											Mar/2012
	Reporting segments
	Basic petrochemicals	Polyolefins	Vinyls	International business	Chemical distribution	Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Eliminations	Braskem consolidated

Net sales revenue	5,651,669	3,267,496	449,717	1,301,498	193,088	10,863,468	53,785		10,917,253	(2,684,824)	8,232,429
Cost of products sold	(5,288,362)	(3,113,907)	(444,660)	(1,212,391)	(160,427)	(10,219,747)	(38,766)		(10,258,513)	2,658,945	(7,599,568)
Gross profit	363,307	153,589	5,057	89,107	32,661	643,721	15,019		658,740	(25,879)	632,861

Operating expenses
Selling, general and distribution expenses	(109,213)	(222,680)	(30,195)	(48,748)	(26,399)	(437,235)	(20,292)	(26,712)	(484,239)		(484,239)
Results from equity investments								(2,099)	(2,099)		(2,099)
Other operating income (expenses), net	(3,447)	25	(256)	(126)		(3,804)	1,261	170,831	168,288		168,288
	(112,660)	(222,655)	(30,451)	(48,874)	(26,399)	(441,039)	(19,031)	142,020	(318,050)		(318,050)

Operating profit (loss)	250,647	(69,066)	(25,394)	40,233	6,262	202,682	(4,012)	142,020	340,690	(25,879)	314,811

											Mar/2011
	Reporting segments
	Basic petrochemicals	Polyolefins	Vinyls	International business	Chemical distribution	Total reportable segments	Other segments	Corporate unit	Braskem consolidated before adjustments	Eliminations	Braskem consolidated

Net sales revenue	5,087,138	3,074,449	396,641	652,779	174,203	9,385,210	201,009		9,586,219	(2,198,131)	7,388,088
Cost of products sold	(4,539,836)	(2,633,734)	(384,580)	(578,774)	(138,877)	(8,275,801)	(175,468)		(8,451,269)	2,061,056	(6,390,213)
Gross profit	547,302	440,715	12,061	74,005	35,326	1,109,409	25,541		1,134,950	(137,075)	997,875

Operating expenses
Selling, general and distribution expenses	(137,173)	(198,950)	(33,166)	(29,735)	(23,621)	(422,645)	(19,057)	(43,310)	(485,012)		(485,012)
Results from equity investments								5,465	5,465		5,465
Other operating income (expenses)	(5,696)	(3,936)	(5,826)	(7,395)	(1,455)	(24,308)	2,553	9,299	(12,456)		(12,456)
	(142,869)	(202,886)	(38,992)	(37,130)	(25,076)	(446,953)	(16,504)	(28,546)	(492,003)		(492,003)

Operating profit (loss)	404,433	237,829	(26,931)	36,875	10,250	662,456	9,037	(28,546)	642,947	(137,075)	505,872

The information related to the presentation of information by segment was presented in the 2011 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at March 31, 2012

All amounts in thousands of reais unless otherwise stated

34.                   Insurance coverage

In the period ended March 31, 2012, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

The information related to insurance coverage was presented in the Company's 2011 annual financial statements, in Note 37.

35.                   Subsequent events

(a)                    On April 10, 2012, the Business Leader of Braskem announced the Company's new corporate structure, effective as of March 2012, which is distributed as follows:

•           Basic Petrochemicals Unit: formed by the Basic Petrochemical Units UNIB Bahia, UNIB Sul, UNIB São Paulo and UNIB Rio de Janeiro. The unit is represented by the Basic Petrochemicals operating segment and was not changed by the new corporate structure.

•           Polyolefins and Renewables Unit: consists of the polyethylene, polypropylene and green polyethylene businesses and is represented by the Polyolefins operational segment.

•           Vinyls Unit: formed by the PVC and Chlor-Alkali businesses. The unit is represented by the Vinyls operating segment and was not changed by the new corporate structure.

•           Latin America Unit: this new unit is formed by Braskem’s businesses and projects in Latin America, particularly Mexico and Venezuela. As of March 31, 2012, the unit is not a reportable segment and is presented under Other Segments.

•           United States and Europe Unit: formed by Braskem’s operations in the United States and Europe. This unit is represented by the International Business operating segment.

(b)                    On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends proposed by the Management in 2011 in the amount of R$482,593, to be paid as from November 20, 2012.

(c)                    On May 2, 2012, the subsidiary Braskem Finance concluded the US$500 million bond issue with an interest coupon of 5.375% per annum and an effective yield for investors of 5.4% per year. The bonds mature in May 2022 and have semiannual interest payments on May 2 and November 2 of each year.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.